 Exhibit (d)(5)
Confidentiality Agreement
This Confidentiality Agreement (the “Agreement”) is between Lumos Pharma, Inc., a Delaware corporation with an office located at 4200 Marathon Blvd., Suite 200, Austin, TX 78756, (“Lumos”) and Double Point Ventures, LLC, a Delaware limited liability company with an office located at One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830 (“Double Point Ventures”) (each, a “Party” and, collectively, the “Parties”).
1.   In connection with the evaluation of possible financing opportunities (the “Purpose”), either party (“Disclosing Party”) may disclose Confidential Information (as defined below) to the other party (“Recipient”). Recipient shall use the Confidential Information solely for the Purpose and, subject to Section 3, shall not disclose such Confidential Information other than to its affiliates and its or their employees, agents, independent contractors, subcontractors, attorneys, and accountants (collectively, “Representatives”) who: (a) need access to such Confidential Information for the Purpose; (b) are informed of its confidential nature; and (c) are bound by written confidentiality obligations no less protective of the Confidential Information than the terms contained herein. Recipient shall safeguard the Confidential Information from unauthorized use, access, or disclosure. Recipient will be responsible for any breach of this Agreement caused by its Representatives. In the event Recipient discovers any misuse or misappropriation of Disclosing Party’s Confidential Information, Recipient shall: (a) notify Disclosing Party within three (3) days of discovering such misuse or misappropriation, and (b) cooperate with Disclosing Party to limit the adverse effects of such misuse or misappropriation.
2.   “Confidential Information” means all non-public proprietary or confidential information of Disclosing Party in oral, visual, written, electronic, or other tangible or intangible form, including any notes or summaries that contain such information; provided, however, that Confidential Information does not include any information that: (a) is public at the time of disclosure or becomes available to the public other than as a result of Recipient’s or its Representatives’ breach of this Agreement; (b) is obtained by Recipient or its Representatives on a non-confidential basis from a third-party that was not legally or contractually restricted from disclosing such information; (c) Recipient establishes by documentary evidence, was in Recipient’s or its Representatives’ possession prior to Disclosing Party’s disclosure hereunder; or (d) Recipient establishes by documentary evidence, was or is independently developed by Recipient or its Representatives without using any Confidential Information.
3.   If Recipient or any of its Representatives is required by applicable law or a valid legal order to disclose any Confidential Information, Recipient shall notify Disclosing Party of such requirements. To the extent legally allowed, Recipient shall assist Disclosing Party with obtaining a protective order or other remedy to prevent or mitigate the compelled disclosure, at Disclosing Party’s cost.
4.   On Disclosing Party’s request, Recipient shall, at Disclosing Party’s discretion, promptly return to Disclosing Party or destroy all Confidential Information in its and its Representatives’ possession; provided, however, that Recipient may retain copies of Confidential Information to the extent required by law, or that are stored on Recipient’s IT backup and disaster recovery systems until their ordinary deletion. However, Recipient shall continue to be bound by the terms and conditions of this Agreement with respect to such retained Confidential Information.
5.   Disclosing Party makes no representation or warranty, expressed or implied, as to the accuracy or completeness of the Confidential Information, and will have no liability to Recipient or any other person relating to Recipient’s use of any of the Confidential Information or any errors therein or omissions therefrom.
6.   Double Point Ventures hereby acknowledges that it is aware, and that it will advise its Representatives who receive Confidential Information, that United States securities laws may prohibit any person who has material, non-public information concerning an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Double Point Ventures understands and acknowledges that the information disclosed under this Agreement may preclude it from purchasing or selling securities in Lumos for a period of time.
7.   Disclosing Party retains its entire right, title, and interest in and to all Confidential Information.

8.   The term of this Agreement shall begin on the date of last signature of the Parties below (“Effective Date”) and shall expire upon the earlier of 12 months from the Effective Date or entry into a definitive agreement with respect to the Purpose. If Confidential Information is a trade secret under applicable law, the rights and obligations of this Agreement will apply to the trade secrets until such Confidential Information loses its trade secret protection other than due to an act or omission of Recipient or its Representatives.
9.   Recipient acknowledges and agrees that any breach of this Agreement will cause irreparable harm and injury to Disclosing Party for which money damages would be an inadequate remedy and that, in addition to remedies at law, Disclosing Party may seek equitable relief as a remedy for any such breach.
10.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.
11.   This Agreement and all matters relating hereto are governed by, and construed in accordance with, the laws of the State of Delaware, without regard to its conflict of laws provisions. The federal and state courts within the state of Delaware shall have exclusive jurisdiction to adjudicate any dispute arising out of this Agreement. In the event of any litigation regarding or arising from this Agreement, the prevailing party shall be entitled to recover its attorneys’ fees, costs and expenses.
12.   This Agreement constitutes the entire agreement of the Parties with respect to its subject matter, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, whether written or oral, with respect to such subject matter. This Agreement may only be amended, modified, waived, or supplemented by an agreement in writing signed by both Parties. Any photocopy, facsimile or electronic reproduction of the executed Agreement shall constitute an original. Electronic or scanned signatures shall have the same legal effect as original signatures.
The Parties have executed this Agreement as of the Effective Date.
Lumos Pharma, Inc.		Double Point Ventures, LLC
By	/s/ Lori Lawley	By	/s/ Christopher Uzpen
	Name: Lori Lawley		Name: Christopher Uzpen
	Title: Chief Financial Officer		Title: Duly Authorized
	Date: 1/3/2024		Date: 1/2/2024